Chapman and Cutler LLP                                    111 West Monroe Street
                                                         Chicago, Illinois 60603


                               February 19, 2019

Sally Samuel
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


                                  Re: FT 7841
                         FT Income Portfolio, Series 2
                                 (the "Trust")
                      CIK No. 1759295 File No. 333-229200
--------------------------------------------------------------------------------

Dear Ms. Samuel:

     We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENTS

Portfolio
---------

     1. THE SECOND PARAGRAPH UNDER "EXCHANGE-TRADED FUNDS" REFERS TO "PHYSICAL COMMODITIES." PLEASE TAILOR THIS DISCLOSURE TO THE SPECIFIC TYPES OF SECURITIES THAT THIS TRUST INVESTS IN.

     Response: This paragraph has been deleted from the prospectus.

     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                             Very truly yours,

                                             CHAPMAN AND CUTLER LLP


                                             By  /s/ Daniel J. Fallon
                                                ________________________
                                                     Daniel J. Fallon